Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

June 18, 2020

Mr. David Burton

Ms. Lynn Dicker

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 19, 2020 File No. 001-11388

Dear Mr. Burton and Ms. Dicker:

This letter is submitted on behalf of Viveve Medical, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2019 (the “10-K”), as set forth in the Staff’s letter dated May 19, 2020 to Jim Robbins, Vice President of Finance and Administration (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 10-K (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 52

1.     Please amend this filing to provide management’s annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K. Note the amendment should include updated Section 302 certifications.

Response to Comment No. 1.     The Company respectfully advises the Staff that it has filed an amendment to its Form 10-K to include its management’s annual report on internal control over financial reporting.

Mr. David Burton

Ms. Lynn Dicker

Securities and Exchange Commission

June 18, 2020

2.     Further to the above, please tell us how you have considered whether management's failure to complete and disclose its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please note the guidance in Compliance and Disclosure Interpretation 115.02.

Response to Comment No. 2.     In response to the Staff’s comment and in connection with filing Amendment No. 1 to the Form 10-K, the Company evaluated its disclosure controls and the Company has concluded that the omission of its management’s report on internal control over financial reporting was the result of an inadvertent error and does not impact its conclusion that the Company’s disclosure controls and procedures as of December 31, 2019 and March 31, 2020 were effective.

As part of the Company’s re-evaluation of the overall effectiveness of the Company’s disclosure controls and procedures as of December 31, 2019 and March 31, 2020, the Company carefully considered a number of factors, including: established SEC guidance on such controls and procedures; the overall design of the Company’s disclosure controls and procedures; and the nature of this omission. We confirmed with the Company that prior to the filing of the 10-K, management did, in fact, perform its evaluation of the Company’s internal control over financial reporting as of December 31, 2019 and concluded that the controls were effective.

In weighing all these factors with the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the omission of certain required language in Item 9A of the 10-K, the Company’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Rule 13a-15 requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. The definition in Rule 13a-15(e) provides that “disclosure controls and procedures” are controls and procedures “designed to ensure that information required to be disclosed” is reported accurately and in a timely fashion. In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer's Exchange Act reports.”

Mr. David Burton

Ms. Lynn Dicker

Securities and Exchange Commission

June 18, 2020

The Company’s disclosure controls and procedures are designed with a number of checks that the Company believes provide reasonable assurance that the information required to be disclosed is reported accurately and in a timely fashion. The Company’s disclosure controls and procedures with respect to reporting include, among other things, the following:

●	Initial drafts of the Company’s periodic reports are prepared and reviewed by the Company’s executive officers.

●	Throughout the course of preparing and reviewing any periodic report, the Company’s executive officers, working with outside counsel, regularly discuss and resolve comments and questions.

●	The Company prepares a rules and disclosure checklist for the periodic report.

●	The Audit Committee of the Company’s board of directors meets with the Company’s management to review the entire periodic report and provide comments before the report is filed.

●

The Company’s outside securities counsel also reviews the periodic report, including performing a “rules check” of the report, comparing the disclosures provided in the report to the disclosure requirements contained in Form 10-K or Form 10-Q, as applicable, and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the 10-K, the Company followed the procedures outlined above. As a result of a clerical error (involving a revision to the disclosure in the 10-K to remove the language relating to our auditor attestation of our internal controls, which was required for the prior year), the disclosure required by Item 308 of Regulation S-K was inadvertently omitted from Item 9A of the 10-K.

The Company acknowledges the omission; however, upon re-evaluation of the Company’s disclosure controls, each of the Company’s chief executive officer and chief financial officer has concluded and advised us that the Company’s disclosure controls are adequate, despite the failure in this instance to include the required disclosure.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determinations that, as of December 31, 2019 and March 30, 2020, the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to provide reasonable assurance that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Mr. David Burton

Ms. Lynn Dicker

Securities and Exchange Commission

June 18, 2020

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

cc: Scott Durbin, Chief Executive Officer, Viveve Medical, Inc.

Jim Robbins, Vice President of Finance and Administration, Viveve Medical, Inc.